Exhibit 2

UNANIMOUS WRITTEN CONSENT OF THE ADVISORY BOARD OF THE DIGITAL ANGEL SHARE TRUST

DATED AUGUST 24, 2006

Exhibit 2

August 24, 2006

Digital Angel Share Trust
c/o Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, DE 19890-0001
Attention: Corporate Trust Administration

Re:    Unanimous Written Consent of the Advisory Board of the Digital Angel Share Trust (the “Trust”)

Dear Gentlemen/Ladies:

    Pursuant to Sections 2.03 and 4.02 of the Trust Agreement (the “Trust Agreement”), dated as of June 30, 2003, between Wilmington Trust Company, as trustee, and Applied Digital Solutions, Inc. (“ADS”), the Advisory Board member of the Trust hereby directs the Trustee to release 13,703,506 shares of Digital Angel Corporation Common Stock held in Trust. The Advisory Board understands that this leaves 1,000,000 shares remaining in Trust. The instructions contained in this letter are permitted by and in compliance with the Credit Documents, Obligations and Trust Agreement and are irrevocable without the written consent of both the Advisory Board and Laurus Master Fund, Ltd.

    The shares so released are directed to be sent to The Bank of New York (30 Broad St., B Level, New York, NY 10004, Attention: Rolando Salazar) referencing the Laurus – Applied Digital transaction closed on August 24, 2006. A cover letter is attached which may be used.

Sincerely,

/s/ Scott Silverman
Scott Silverman